Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statements on Form S‑1 (No. 333‑261860) and Form S‑8 (Nos. 333‑263024) of Guerrilla RF, Inc. (the "Company") of our reports dated March 3, 2023, with respect to the consolidated financial statements of the Company included in this Annual Report on Form 10‑K for the year ended December 31, 2022. Our report contains an explanatory paragraph describing conditions that raise substantial doubt about the Company’s ability to continue as a going concern.  The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.  Our report also contains an explanatory paragraph describing a change in accounting principle for leases due to the adoption of Financial Accounting Standards Board’s Accounting Standards Codification 842, Leases.

/s/ FORVIS, LLP
(Formerly, Dixon Hughes Goodman LLP)

Raleigh, North Carolina

March 3, 2023